Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges and preferred stock dividends)

	Nine Months Ended
	June 30,		Year Ended September 30,
	2009	2008	2008	2007	2006	2005	2004

Earnings:

Income before income taxes	$186,891	$303,693	$386,854	$392,224	$342,066	$247,971	$204,121
Fixed charges	59,835	339,317	409,300	514,543	309,759	129,894	59,917
Less: Preferred stock dividends	-	-	-	-	-	-	-

Earnings	$246,726	$643,010	$796,154	$906,767	$651,825	$377,865	$264,038

Fixed charges:

Interest expense	$46,088	$325,535	$392,229	$499,664	$296,670	$117,789	$48,517
Estimated interest portion within rental expense	13,747	13,782	17,071	14,879	13,089	12,105	11,400
Preferred stock dividends	-	-	-	-	-	-	-

Total fixed charges	$59,835	$339,317	$409,300	$514,543	$309,759	$129,894	$59,917

Ratio of earnings to fixed charges
and preferred stock dividends	4.12	1.90	1.95	1.76	2.10	2.91	4.41

The Company calculates its ratio of earnings to fixed charges and preferred stock dividends by adding income before income taxes plus fixed charges minus preferred stock dividends and dividing that sum by its fixed charges. The Company’s fixed charges for this ratio consist of interest expense, the portion of its rental expense deemed to represent interest (calculated as one third of rental expense) and preferred stock dividends.